Exhibit 99.1

Electra Makes First Customer Shipment of Recycled Nickel-Cobalt Produced at its Refinery Complex

TORONTO--(BUSINESS WIRE)--July 17, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the first customer shipment of nickel-cobalt produced at its refinery complex north of Toronto from recycled battery material. Using Electra’s proprietary hydrometallurgical process, the nickel-cobalt mixed hydroxide precipitate product (“MHP”) was produced in the Company’s black mass recycling trial currently underway at its permitted, low-carbon hydrometallurgical refinery.

“The first customer delivery of product from our refinery marks another important milestone on the path to commercializing our black mass refining capabilities,” said Trent Mell, CEO of Electra. “Since the trial’s launch late in 2022, we have proven that our proprietary hydrometallurgical process works successfully, produces high-quality products, including lithium carbonate and nickel-cobalt MHP, and supports compelling economics.”

Black mass is the industry term used to describe the material remaining once expired lithium-ion batteries are shredded and all casings removed. Black mass contains high-value elements, including nickel, cobalt, lithium, manganese and graphite, that once recovered, can be recycled to new produce new lithium-ion batteries.

Electra launched its black mass trial at the end of December 2022, with the goal of validating its hydrometallurgical process in a plant-scale setting and testing its refinery equipment.

Electra’s achievements since the start of its black mass trial include:

  On February 14, 2023, Electra confirmed that it had successfully completed the first plant-scale recycling of black mass material in North America and recovered critical metals needed for the electric vehicle battery supply chain using its proprietary hydrometallurgical process.
  On March 13, 2023, Electra announced that it recovered lithium, a critical mineral needed for the electric vehicle EV battery supply chain. The recovery and subsequent production of a high-quality lithium carbonate product in a plant-scale setting validate Electra’s proprietary hydrometallurgical process.
  Also, in March 2023 Electra produced a mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above quoted market specifications.
  Recoveries within the MHP circuit, which produces the highest value product in the black mass recycling process, have been equivalent to and at times superior to bench scale results achieved previously.
  On May 11, 2023, Electra released highlights of a desktop scoping study based on a on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and US$9.2 million of committed capital comprised of US$5.9 million for capital costs and US$3.3 million in working capital.
  On June 26, 2023 Electra announced that it had received a commitment for a strategic investment from the Three Fires Group Inc., which is expected to help accelerate the Company’s battery recycling strategy in North America. Following a successful black mass recycling trial, the parties intend to prioritize development of a permanent 2,500 tonne per annum recycling refinery while Electra continues to advance construction of its cobalt sulfate refinery. Completion of the investment with Three Fires Group Inc. remains subject to Electra securing additional financing of not less than $10,000,000, and applicable regulatory approvals.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and operating a black mass demonstration plant, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for development and commercialization of black mass recycling. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891